Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

BUUU Group Limited (“BUUU” or the “Company”) (Nasdaq: BUUU) is a business company established under the laws of the British Virgin Islands on April 16, 2024. It is a holding company with no business operation. The Company, through its subsidiaries incorporated and domiciled in Hong Kong (collectively referred to as the “Group”, “we” or “our”), specializes in all aspects of the design, planning and production of face-to-face events, immersive environments and brand-based experiences for clients and venues, including event organizers, consumer brand marketers and retail shopping centers. BU Creation Limited (“BU Creation”) is a 100% owned subsidiary of BUUU. BU Creation engages principally in providing fully integrated event design, event planning, event production, and on-site event management services.  BU Workshop Limited (“BU Workshop”) is a 75% owned subsidiary of BUUU. BU Workshop engages principally in stage production services, including merchandizing and selling event set furniture and decor.

Results of Operations for the First Half of Fiscal Year 2026

The following table sets forth certain data in respect of our results of operations for the six months ended December 31, 2025, 2024 and 2023:

	Six Months Ended December 31,
	2025 (unaudited)	2024 (unaudited)	2023 (unaudited)
Revenue	$3,222,435	$2,868,494	$2,926,578
Cost of revenue	(2,870,376)	(2,120,486)	(2,210,424)
Gross profit	352,059	748,008	716,154

Operating expenses
General administrative expenses	(1,234,567)	(519,272)	(220,831)
(Loss) profit from operations	(882,508)	228,736	495,323

Other income, net	31,570	1,077	957
Finance costs	(17,514)	(10,279)	(12,766)
(Loss) income before income tax	(868,452)	219,534	483,514
Provision for income tax expense	(7,541)	(58,965)	(48,060)
Net (loss) income for the period	(875,993)	160,569	435,454

Revenue

We currently operate our business in Hong Kong and generate revenue primarily from the provision of event management and stage production services.

The table below sets forth a breakdown of our revenue for the six months ended December 31, 2025, 2024 and 2023:

	For the six months ended December 31,
Service Type	2025	Percentage of total revenue (in %)	2024	Percentage of total revenue (in %)	2023	Percentage of total revenue (in %)
Event management services	$2,488,183	77.2	$2,235,481	77.9	$2,267,221	77.5
Stage production services	734,252	22.8	633,013	22.1	659,357	22.5
Total	$3,222,435	100.0	$2,868,494	100.0	$2,926,578	100.0

For the six months ended December 31, 2025, our revenue was $3,222,435, representing an increase of $353,941, or approximately 12.3%, as compared to $2,868,494 for the six months ended December 31, 2024. We derived a significant portion of our total revenue from the provision of event management services, which contributed $2,488,183 or 77.2% of our total revenue and $2,235,481 or 77.9% of our total revenue for the six months ended December 31, 2025 and 2024, respectively. The increase of $252,702 or approximately 11.3% in revenue from the provision of event management services for the six months ended December 31, 2025 was primarily due to the gradual recovery of the local economy and increased corporate marketing activities, which resulted in a higher number of event management projects undertaken during the six months ended December 31, 2025 as compared to the corresponding period in 2024. Apart from providing event management services, we generated revenue from the provision of stage production services. During the six months ended December 31, 2025 and 2024, we recognized revenue of $734,252 or 22.8% of our total revenue and $633,013 or 22.1% of our total revenue from the provision of stage production services revenue, respectively. The increase of $101,239 or approximately 16.0% in revenue from the provision of stage production services for the six months ended December 31, 2025 was mainly attributable to the same reason resulting in the increase in provision of event management services.

For the six months ended December 31, 2024, our revenue was $2,868,494, representing a decrease of $58,084, or approximately 2.0%, as compared to $2,926,578 for the six months ended December 31, 2023. We derived a significant portion of our total revenue from the provision of event management services, which contributed $2,235,481 or 77.9% of our total revenue and $2,267,221 or 77.5% of our total revenue for the six months ended December 31, 2024 and 2023, respectively. The decrease of $31,740 or approximately 1.4% in revenue from the provision of event management services for the six months ended December 31, 2024 was primarily due to the downturn in the local economy, which significantly impacted our clients’ budgeting decisions and led to the cancellation of some non-festival events that were conducted in 2023. Fortunately, we secured several scalable new clients in 2024, and the festival events organized for these clients helped offset the negative effects of the economic downturn. Apart from providing event management services, we generated revenue from the provision of stage production services. During the six months ended December 31, 2024 and 2023, we recognized revenue from the provision of stage production services in the amount of $633,013 or 22.1% of our total revenue and $659,357 or 22.5% of our total revenue, respectively. The decrease of $26,344 or approximately 4.0% in revenue from the provision of stage production services for the six months ended December 31, 2024 was mainly attributable to the same reason resulting in the decrease in provision of event management services.

Cost of Revenue

For the six months ended December 31, 2025, 2024 and 2023, cost of revenue consists of the following:

	For the six months ended December 31,
	2025	Percentage of total cost of revenue (in %)	2024	Percentage of total cost of revenue (in %)	2023	Percentage of total cost of revenue (in %)
Purchase costs	$1,251,058	43.6	$883,370	41.7	$972,929	44.0
Labor costs	682,487	23.8	362,619	17.1	389,414	17.6
Subcontracting costs	936,831	32.6	874,497	41.2	848,081	38.4
Total	$2,870,376	100.0	$2,120,486	100.0	$2,210,424	100.0

For the six months ended December 31, 2025, our cost of revenue was $2,870,376, representing an increase of $749,890 or 35.4%, as compared to $2,120,486 for the six months ended December 31, 2024. The increase was mainly attributable to the following reasons:

Purchase costs represented 43.6% and 41.7% of our total cost of revenue for the six months ended December 31, 2025 and 2024, respectively. Purchase costs cover transportation, equipment and supplies, furniture, materials, and consumables in the implementation of our event and exhibition projects. An increase of $367,688 or 41.6% for the six months ended December 31, 2025 was mainly due to the higher number and larger scale of event projects undertaken during the period, which required increased procurement of materials and equipment and higher logistics costs during the six months ended December 31, 2025.

Labor costs, including labor compensation and related benefits for our full-time and part-time staff, represented 23.8% and 17.1% of our total cost of revenue for the six months ended December 31, 2025 and 2024, respectively. An increase of $319,868 or 88.2% in labor costs for the six months ended December 31, 2025 was mainly due to the greater deployment of direct labor for the projects undertaken during the six months ended December 31, 2025, as compared to that of the six months ended December 31, 2024.

Subcontracting costs represented 32.6% and 41.2% of our total cost of revenue for the six months ended December 31, 2025 and 2024, respectively. Subcontracting costs cover services for the implementation of a part of our event and exhibition projects that we outsourced to external providers due to the need for specialized expertise or lack of internal capacities, including (i) event decoration cost such as backdrop printing, banner and other accessories; (ii) cost of hiring event MC, entertainers and performers such as dance group, DJs, singer, etc. to make the event program more unique and attractive; (iii) cost of hiring service personnel such as PRs and event advisers to ensure professionalism for the event; and (iv) event technology set up and media rental cost such as linking and supporting sound and light equipment, projection equipment, LED screens, computers and other IT tools for the best effect. An increase of $62,334 or 7.1% in subcontracting costs for the six months ended December 31, 2025 was mainly driven by the rising market wages and higher utilization of subcontracted specialized services during the six months ended December 31, 2025, as compared to the six months ended December 31, 2024.

For the six months ended December 31, 2024, our cost of revenue was $2,120,486, representing a decrease of $89,938 or 4.1%, as compared to $2,210,424 for the six months ended December 31, 2023. The decrease was mainly attributable to the following reasons:

Purchase costs represented 41.7% and 44.0% of our total cost of revenue for the six months ended December 31, 2024 and 2023, respectively. Purchase costs cover transportation, equipment and supplies, furniture, materials, and consumables in the implementation of our event and exhibition projects. A decrease of $89,559 or 9.2% in purchase costs for the six months ended December 31, 2024 was mainly due to higher purchase costs incurred on certain projects during the six months ended December 31, 2023. During the six months ended December 31, 2023, we strategically focused on expanding our event management services into the entertainment and sports sectors. In particular, during the same period, we obtained a relatively large-scale and complex project, namely, “S2O Hong Kong Songkran Music Festival”. Our projects during the six months ended December 31, 2023 were more sizable and complex, which required a greater supply of high-quality and functional high-end furniture and equipment, resulting in higher purchase costs incurred on these projects as compared to the smaller-scale projects we completed during six months ended December 31, 2024.

Labor costs, including labor compensation and related benefits for our full-time and part-time staff, represented 17.1% and 17.6% of our total cost of revenue for the six months ended December 31, 2024 and 2023, respectively. A decrease of $26,795 or 6.9% in labor costs for the six months ended December 31, 2024 was mainly due to the decrease in the average headcount of our direct labor from approximately 16 headcount during the six months ended December 31, 2023 to approximately 15 headcounts during the six months ended December 31, 2024.

Subcontracting costs represented 41.2% and 38.4% of our total cost of revenue for the six months ended December 31, 2024 and 2023, respectively. An increase of $26,416 or 3.1% in subcontracting costs for the six months ended December 31, 2024 was mainly driven by inflation. Subcontracting costs cover services for the implementation of a part of our event and exhibition projects that we outsourced to external providers due to the need for specialized expertise or lack of internal capacities, including (i) event decoration cost such as backdrop printing, banner and other accessories; (ii) cost of hiring event MC, entertainers and performers such as dance group, DJs, singer, etc. to make the event program more unique and attractive; (iii) cost of hiring service personnel such as PRs and event advisers to ensure professionalism for the event; and (iv) event technology set up and media rental cost such as linking and supporting sound and light equipment, projection equipment, LED screens, computers and other IT tools for the best effect.

Overall, the decrease in the cost of revenue was proportionately larger than the decrease in revenue, primarily because we managed several relatively large-scale and complex projects during the six months ended December 31, 2023, which necessitated higher cost inputs. These projects were not repeated in the six months ended December 31, 2024.

Gross Profit

For the six months ended December 31, 2025, our gross profit was $352,059, representing a decrease of $395,949, or 52.9%, as compared to $748,008 for the six months ended December 31, 2024. Our gross profit margin decreased from approximately 26.1% for the six months ended December 31, 2024 to 10.9% for the six months ended December 31, 2025. The decrease in our gross profit margin was mainly due to the increase in cost of revenue being proportionately larger than the increase in revenue, primarily because we experienced significant increases in direct labor costs and purchase costs associated with event execution, particularly due to higher staffing requirements and increased material and equipment costs for projects completed during the period, which were not fully passed on to customers.

For the six months ended December 31, 2024, our gross profit was $748,008, representing an increase of $31,854, or 4.4%, as compared to $716,154 for the six months ended December 31, 2023. Our gross profit margin increased from approximately 24.5% for the six months ended December 31, 2023 to 26.1% for the six months ended December 31, 2024. The increase in our gross margin was mainly due to the decrease in cost of revenue being proportionately larger than the decrease in revenue, primarily because we managed several relatively large-scale and complex projects during the six months ended December 31, 2023, which necessitated higher cost inputs. These projects were not repeated in the six months ended December 31, 2024.

Operating Expenses

Our operating expenses include general administrative expenses which comprise administrative staff costs, entertainment and traveling expenses, depreciation of property, plant and equipment, lease expenses, office expenses and legal and professional fees.

For the six months ended December 31, 2025, our general administrative expenses were $1,234,567, representing an increase of $715,295, or 137.7%, as compared to $519,272 for the six months ended December 31, 2024. This increase was mainly due to:

●	Share-based compensation constituted $590,991 or 51.6% and nil or nil of our general administrative expenses for the six months ended December 31, 2025 and 2024, respectively. The increase was mainly due to the grant of restricted stock units under the 2025 equity incentive plan and share options to employees for the six months ended December 31, 2025, while no restricted stock units and share options were granted to employees for the six months ended December 31, 2024.

For the six months ended December 31, 2024, our general administrative expenses were $519,272, representing an increase of $298,441, or 135.1%, as compared to $220,831 for the six months ended December 31, 2023. This increase was mainly due to:

●	Administrative staff costs, comprising compensation, related benefits and recruitment expenses for our management and operating personnel, constituted $61,990 or 25.6% and $49,957 or 11.9% of our general administrative expenses for the six months ended December 31, 2024 and 2023, respectively, representing an increase of $12,033 or 24.1%. The increase was mainly due to the salary increment during the six months ended December 31, 2024 and the additional headcount of operating staff, as our average headcount increased from approximately 2 staff in the six months ended December 31, 2023 to approximately 3 staff in the six months ended December 31, 2024 to support our business growth.

●	Legal and professional fees constituted $287,421 or 55.4% and $7,693 or 3.5% of our general administrative expenses for the six months ended December 31, 2024 and 2023, respectively, representing an increase of $279,728 or 3,636.1%. The increase was mainly due to the audit fee incurred during the initial public offering (“IPO”) application process. The legal and professional fees mainly represent secretarial fee, statutory audit fee and tax consultancy fee for filing of annual returns, the provision of audit reports and the submission of tax returns as required under the relevant Hong Kong laws and regulations for all companies operating in Hong Kong. We expect our legal and professional fees to increase over time, reflecting the higher costs of operating as a public company after the completion of the IPO.

Other Income

Other income is comprised mainly of miscellaneous income, interest income on bank deposits and government grants received for financial support to our business.

For the six months ended December 31, 2025, our other income was $31,570, representing an increase of $30,493 or 2,831.3%, as compared to $1,077 for the six months ended December 31, 2024. This increase was mainly due to the increase in interest income on bank deposits as we obtained additional funding from our IPO during the six months ended December 31, 2025.

For the six months ended December 31, 2024 and 2023, other income was $1,077 and $957, respectively. The amount was insignificant for the six months ended December 31, 2024 and 2023.

Finance Costs

Finance costs are comprised of finance charges for finance leases and interest expense on interest-bearing bank borrowings.

For the six months ended December 31, 2025, finance costs were $17,514, representing an increase of $7,235 or approximately 70.4%, as compared to $10,279 for the six months ended December 31, 2024. The increase was mainly due to the addition of the two finance leases we entered into for the purchase of motor vehicles during the six months ended December 31, 2025.

For the six months ended December 31, 2024, finance costs were $10,279, representing a decrease of $2,487 or approximately 19.5%, as compared to $12,766 for the six months ended December 31, 2023. The decrease was mainly due to the change in the effective interest rates on bank borrowings.

Provision for Income Tax Expense

We operate our business in Hong Kong and are subject to the Hong Kong corporate income tax rate of 16.5% on income derived from Hong Kong.

For the six months ended December 31, 2025, 2024 and 2023, provision for income tax expense was $7,541, $58,965 and $48,060, respectively.

Net (Loss) Income

For the six months ended December 31, 2025, our net loss was $875,993, while our net income was $160,569 for the six months ended December 31, 2024, primarily due to the reasons discussed above.

For the six months ended December 31, 2024, our net income was $160,569, representing a decrease of $274,885 or 63.1%, as compared to a net income of $435,454 for the six months ended December 31, 2023, primarily due to the reasons discussed above.

Liquidity and Capital Resources

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated:

	Six Months Ended December 31,
	2025 (unaudited)	2024 (unaudited)	2023 (unaudited)
Net Cash Provided By Operating Activities	301,888	464,318	27,671
Net Cash Provided By (Used In) Investing Activities	898	—	(5,307)
Net Cash Provided By (Used In) Financing Activities	5,281,004	(523,223)	(62,640)

Effect of movements in exchange rates on cash held	30,532	2,703	1,788

Net changes in cash	5,614,322	(56,202)	(38,488)
Cash at beginning of the period	101,535	448,888	515,931
Cash at end of the period	$5,715,857	$392,686	$477,443

Operating Activities

For the six months ended December 31, 2025

Net cash inflows from operating activities were $301,888 for the six months ended December 31, 2025. The difference between our net loss of $(875,993) and net cash inflows from operating activities was due to the adjustment of non-cash items in an aggregate amount of $671,344 and the cash generated in operating assets and liabilities in an aggregate amount of $506,537.

The adjustment of non-cash items was comprised of (i) depreciation of property, plant and equipment of $25,247; (ii) lease expenses of $36,749 for office premise and warehouse in Hong Kong; (iii) finance costs of $17,514 relating to the finance charges on finance leases and interest expense on bank borrowings; (iv) movement on deferred income tax of $418; (v) gain on disposal of property, plant and equipment of $(898); (vi) loss on lease modification of $1,323; and (vii) share-based compensation of $590,991.

The cash provided by operating assets and liabilities was mainly attributable to the (i) decrease in trade receivables of $104,656, mainly due to the increase in settlement from our customers closer to the end of the six months ended December 31, 2025, as compared to that of the fiscal year ended June 30, 2025; (ii) increase in deposits and prepayments of $(6,496), mainly resulting from the payment of refundable deposits during the period; (iii) decrease in contract assets of $171,343, mainly due to the increase in services provided billed to customers closer to the end of the six months ended December 31, 2025, as compared to that of the fiscal year ended June 30, 2025; (iv) increase in trade payables, other payables and accruals of $270,649, mainly due to the increase in the amount due to our vendors as more projects were completed near the period-end; and (v) decrease in income tax payable of $(11,144) due to payment of income tax for the period.

For the six months ended December 31, 2024

Net cash inflows from operating activities were $464,318 for the six months ended December 31, 2024. The difference between our net income of $160,569 and net cash inflows from operating activities was due to the adjustment of non-cash items in an aggregate amount of $69,253 and the cash generated in operating assets and liabilities in an aggregate amount of $234,496.

The adjustment of non-cash items was comprised of (i) depreciation of property, plant and equipment of $23,468; (ii) lease expenses of $35,214 for office premise and warehouse in Hong Kong; (iii) finance costs of $10,279 relating to the finance charges on finance leases and interest expense on bank borrowings; and (iv) movement on deferred income tax of $292.

The cash provided by operating assets and liabilities was mainly attributable to the (i) increase in trade receivables of $(191,795), mainly due to more event projects were completed near the period-end for which payment was due in the following period; (ii) increase in deposits and prepayments of $(158,486), mainly resulting from the payment of certain prepaid services during the period; (iii) increase in contract assets of $(174,883), mainly due to the increase in services provided but not yet billed to customers closer to the end of the six months ended December 31, 2024, as compared to that of the fiscal year ended June 30, 2024; (iv) increase in trade payables, other payables and accruals of $522,703, mainly due to the increase in the amount due to our vendors as more projects were completed near the period-end; (v) increase in income tax payable of $58,672, which represented the provision amount for income tax on our taxable income for the period; and (vi) decrease in amounts due with related parties of $203,955, which represented repayments made by related parties during the period.

For the six months ended December 31, 2023

Net cash inflows from operating activities were $27,671 for the six months ended December 31, 2023. The difference between our net income of $435,454 and net cash inflows from operating activities was due to the adjustment of non-cash items in an aggregate amount of $52,283 and the cash used in operating assets and liabilities in an aggregate amount of $(460,066).

The adjustment of non-cash items was comprised of (i) depreciation of property, plant and equipment of $24,064; (ii) lease expenses of $15,304 for office premise and warehouse in Hong Kong; (iii) finance costs of $8,597 relating to the finance charges on finance leases and interest expense on bank borrowings; and (iv) movement on deferred income tax of $149.

The cash used in operating assets and liabilities was mainly attributable to the (i) increase in trade receivables of $(689,224), mainly due to more event projects were completed near the period-end for which payment was due in the following period; (ii) increase in deposits and prepayments of $(130,344), mainly resulting from the payment of certain prepaid services during the period; (iii) increase in contract assets of $(53,236), mainly due to the increase in services provided but not yet billed to customers closer to the end of the six months ended December 31, 2023, as compared to that of the fiscal year ended June 30, 2023; (iv) increase in trade payables, other payables and accruals of $545,198, mainly due to the increase in the amount due to our vendors as more projects were completed near the period-end; (v) increase in income tax payable of $47,911, which represented the provision amount for income tax on our taxable income for the period; and (vi) increase in amounts due with related parties of $(156,636), which represented expense paid on behalf of our related parties.

Investing Activities

Net cash inflows from investing activities were $898 for the six months ended December 31, 2025, which was due to receipt of proceeds from disposal of property, plant and equipment of $898 during the period.

Net cash outflows from investing activities were $nil for the six months ended December 31, 2024

Net cash outflows from investing activities were $5,307 for the six months ended December 31, 2023, which was due to (i) payment of $3,708 for the purchase of property, plant and equipment; and (ii) cash outflow related to the disposal of BU Production Limited, the then 50% owned subsidiary of BU Workshop, on September 23, 2023 of $1,599.

Financing Activities

Net cash inflows from financing activities were $5,281,004 for the six months ended December 31, 2025, which was attributable to the (i) repayment of loan payables of $(180,000); (ii) repayment of bank borrowings of $(57,440) in relation to the term loans with a bank in Hong Kong; (iii) payment of finance lease liabilities of $(36,838) related to the hire purchase financing for our motor vehicles; (iv) proceeds from issuance of ordinary shares pursuant to the IPO, net of offering costs of $5,804,648; and (v) payments of offering costs related to the IPO of $(249,366) during the six months ended December 31, 2025.

Net cash outflows from financing activities were $(523,223) for the six months ended December 31, 2024, which was attributable to the (i) payments of a dividend to shareholders of $(508,205); (ii) proceeds from loans payables of $180,000; (iii) repayment of bank loan payables of $(60,941) in relation to the term loans with a bank in Hong Kong; (iv) payment of finance lease liabilities of $(14,108) related to the hire purchase financing for our motor vehicles; and (v) payments of offering costs related to the IPO of $(119,969) during the six months ended December 31, 2024.

Net cash outflows from financing activities were $(62,640) for the six months ended December 31, 2023, which was attributable to the (i) repayment of bank loan payables of $(48,591) in relation to the term loans with a bank in Hong Kong; and (ii) payment of finance lease liabilities of $(14,049) related to the hire purchase financing for our motor vehicles.

Off-Balance Sheet Arrangements

As of December 31, 2025 and June 30, 2025, we had no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Quantitative And Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows.